LINE OF CREDIT AGREEMENT

This Line of Credit Agreement is entered into as of January 1, 2009 by AdCare Health Systems, Inc., an Ohio corporation ("AdCare"), and David A. Tenwick and Gary L. Wade, individuals and directors and officers of AdCare:

WHEREAS, AdCare is in the business of owning, operating and managing nursing homes and assisted living homes; and

WHEREAS, AdCare has a business need for a line of credit and has not been able to satisfy its needs from any banking institution to date; and

WHEREAS, David A. Tenwick and Gary L. Wade are willing to make available from their AdCare deferred retirement accounts (known as the "top hat plan") $150,000 to be used as a line of credit; and

WHEREAS, the parties now desire to enter into this Line of Credit Agreement.

NOW, THEREFORE, in consideration of the premises herein, the parties hereby agree as follows:

David A. Tenwick and Gary L. Wade hereby agree to loan to AdCare a total of $150,000 to be used as a line of credit in the business. The funds are to be transferred from the deferred retirement accounts of David A. Tenwick and Gary L. Wade to AdCare in the following amounts: David A. Tenwick---$125,000 and Gary L. Wade---$25,000. The interest rate to be paid on the funds is an annual rate of 8%. The funds plus interest is to be repaid to the deferred retirement accounts on or before December 27, 2009. The funds are unsecured and AdCare will use the funds as a line of credit in its business operations. It is also agreed that if and when AdCare is able to obtain a line of credit from any banking institution or financing for working capital or an equity placement, the funds will be repaid.

IN WITNESS WHEREOF, the parties have executed this Line of Credit Agreement as of the date first above written.



David A. Tenwick

AdCare Health Systems, Inc.



Gary L. Wade

By

Scott Cunningham, CFO